MANAGEMENT’S DISCUSSION & ANALYSIS – 2006 FIRST QUARTER

Introduction
This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the consolidated financial statements of the Company and notes thereto for the quarter ended March 31, 2006. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company mineral properties in Mali and Eritrea and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

The Company’s operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. In January 2006, the Company took over the final construction of its first operating gold mine at its Tabakoto property in Mali and at the date of this MD&A was completing commissioning of the operation. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits and is progressing its principal project, Bisha, to feasibility.

In Mali, the Tabakoto Mine has been developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of gold exploration targets. The exploration targets may provide production growth opportunities for the Tabakoto plant.

In Eritrea, the Company continues its exploration of various properties and the feasibility work on its Bisha project is scheduled to be completed in Q3 2006.

Mineral Property Developments

Tabakoto – Mali

Plant testing and commissioning procedures commenced in February 2006 and commercial production (30 days at 60% throughput) is anticipated in May 2006. The scheduled production rate averages approximately 100,000 ounces of gold per year at an ore processing rate of 2,000 tonnes per day.  The first gold pour was announced on April 3, 2006.

Mining of the Tabakoto open pit commenced in 2005 and has a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala deposit is approximately 5 km from the Tabakoto infrastructure.  The Tabakoto and Segala gold combined reserves total 949,000 ounces.

The Tabakoto deposit has been drilled to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility study was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto later in 2006 as well as when to bring Segala mining online. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.  The opportunity to increase the throughput of operations by bringing Segala on stream earlier will be part of the review.

Bisha – Eritrea

Feasibility

AMEC Americas continues to advance the feasibility study on the Bisha Project. As a significant stepping-stone to feasibility, AMEC delivered a scoping study on Bisha in December 2005 (43-101 compliant report filed on SEDAR and EDGAR) that demonstrated what management believes is a world-class project.

Using November 2005 commodity prices, the AMEC scoping study indicates the Bisha project to have a net present value pre-tax and pre-financing of US$ 1.3 billion and an IRR of 71%.  The AMEC base case (using more conservative historic prices) reduces the NPV to US$346 million and the IRR to 35% ($400 gold, $6 silver, $1.05 copper, $0.50 zinc).

Current trends in metal prices continue to significantly increase the NPV of this project.

The scoping study was based upon a resource estimate prepared by AMEC in October 2004. During 2005 the Company carried out additional drilling on Bisha that has in January 2006 resulted in a revised and improved resource estimate.  The scoping study does not take into account any additional improved economics as a result of the higher, most recent resource estimate.

The scoping study used a rate of production for the Bisha project of 2 million tonnes of ore per annum providing for a 10 year proposed open pit mine life.  A further study will be required to evaluate the further underground potential of the Bisha Main deposit to take production beyond 10 years.  The primary sulphide ore widths at the base of the open pit are typically greater than 50m in width and could provide significant potential for a long life underground operation.

Preproduction capital requirements have been estimated at US$156 million (including a 20% contingency factor) for a mining fleet, a gold leach plant, tailings, water storage and water diversion dams, equipment maintenance facilities, an administration building and an operations camp and owner’s costs during construction.

The scoping study effectively presents three mines in one to reflect the three distinct ore types of the Bisha Main deposit.  The first two years of operation are as a gold mine processing the high grade oxide ores.  The next three years of operation are as a copper mine processing the supergene copper ores that underlie the oxide ore zone.  From year six onward primary sulphide ores that lie immediately below the supergene ores are processed to generate separate copper and zinc concentrates.

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones.  The following is a brief summary of the most recent resource estimate by AMEC.  The Measured and Indicated resource estimate for the surface oxide gold zone is 4.800 million tonnes averaging 7.02 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.084 million ounces of gold. The Measured and Indicated resource for the supergene copper zone totals 7.503 million tonnes averaging 3.96% Cu (using a 0.5 % Cu cut-off grade) for a total of 655.87 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing a Measured and Indicated resource of 8.576 million tonnes grading 9.19 % Zn totaling 1.74 billion pounds of zinc and 1.06% Cu totaling 200.8 million pounds of copper (using a 2.0 % Zn cut-off grade).

Measured & Indicated	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Oxides Au	0.5g/t Au	4800	7.02	30.2	0.09	0.08
Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.12
Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	9.19
Primary	2.0% Zn	1,663	0.75	31.4	0.79	3.09
Primary	0.5% cu <2.0% Zn	4744	0.67	33.2	1.15	1.01
Total tonnes		27,286

Inferred	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Oxides Au	0.5g/t Au	60	2.85	17.5	0.03	0.02
Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.03
Primary Zn	2.0% Zn	6803	0.65	53.3	0.83	8.42
Primary	2.0% Zn	510	0.62	36.5	1.02	3.29
Primary	0.5% Cu <2.0% Zn	4,147	0.68	37.3	0.99	0.87
Total tonnes		11,726

The feasibility study is considering metallurgy, mining and processing methods, infrastructure, environmental and social impact. It is anticipated that the feasibility study will be completed during Q3 2006.

Initial metallurgical drilling was conducted under AMEC supervision during March 2005 and geotechnical drilling for pit design was completed in April 2005. Additional metallurgical drilling was conducted in October 2005 to provide optimization test work for the Bisha feasibility study. The metallurgical samples were processed at SGS Lakefield’s laboratories in Ontario, with oversight by AMEC.

Environmental base line and monitoring programs have been established in connection with the feasibility study and continue to be overseen by AMEC.

Exploration

The Company completed a winter exploration program in March 2006.  The program included drilling on the Northwest Zone massive sulphide deposit, as well as trenching and drilling the Hangingwall Copper Zone of the Bisha deposit.

Highlights from the Q1 Bisha Northwest Zone include:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Zn %	Az	Dip	Co-ordinates
NW-023	64.0	69.05	5.5	0.04	12.0	0.04	3.17	320	-55	338491/1717472
and	114.0	136.0	22.0	0.38	44.6	0.55	7.08
Incl.	122.3	133.4	11.1	0.33	65.3	0.67	12.36
and	144.2	154.7	10.5	0.34	22.3	0.20	4.78
NW-024	86.6	92.65	5.95	0.53	31.9	0.51	3.24	320	-45	338468/1717438
NW-025	170.0	176.15	6.15	0.81	27.8	0.77	6.76	320	-45	338546/1717493
NW-026	80.75	93.45	12.7	0.05	3.3	0.50	1.36	320	-45	338551/1717523
and	152.35	163.55	11.2	0.21	33.3	0.67	5.59

The Northwest Zone represents significant massive sulphide bodies that will provide supplemental feed to the proposed Bisha processing facility.  Further drilling will be required to determine the configuration and economic viability of this new massive sulphide body.

Highlights from the Q1 Bisha Hangingwall Copper Zone include:

Hole #	From	To	Length (m)	Cu %	In g/t	Az	Dip	Co-ordinates
B-369	82.4	102.0	19.3	2.11		90	-45	339205/1715901
B-370	49.5	61.5	12.0	2.64		90	-45	339026/1715700
B-371	61.4	72.3	10.9	0.75		90	-45	339026/1715600
Trench	5.5	30.5	25.0	1.40	3.1	90	0	339006/1715700
Trench	30.0	116.0	86.0	0.55	0.68	90	0	339030/1715600

The Hangingwall Copper Zone will also add significant supplemental feed to the proposed Bisha processing facility.

Indium is known to be associated with the sulphide mineralization at Bisha and could conceivably be recovered as a byproduct in the metallurgical recovery process.

Selected Quarterly Information

Selected consolidated financial information for the most recent eight quarters (Unaudited):

	2006 1st	2005 4th	2005 3rd	2005 2nd
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (6,007,664)	$ (2,872,810)	$ (1,223,634)	$ (2,734,080)
(c) Per share loss (basic & fully diluted)	$ (0.06)	$ (0.03)	$ (0.01)	$ (0.04)
	2005 1st	2004 4th	2004 3rd	2004 2nd
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (3,021,666)	$ (1,843,122)	$ (1,332,534)	$ (4,746,463)
(c) Per share loss (basic & fully diluted)	$ (0.04)	$ (0.02)	$ (0.02)	$ (0.06)

Results of Operations

The loss from operations of $6,007,664 (2005 – $3,021,666) for the quarter includes mining costs of $3,555,217 (2005 – $nil), exploration costs of $1,732,169 (2005 – $2,190,671), the non-cash charge of $ 309,122 (2005 – $466,565) for stock-based compensation, investment income of $166,457 (2005 – $44,692). Mining costs are now expensed to operations as a result of the adopting of a new accounting standard for stripping costs.  Exploration costs are down from Q1 2005 due to the Company’s particular focus on the development of the Tabakoto Mine.  The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the Company’s stock price volatility over the past five years. Investment income is higher as a result of higher average funds on hand as compared to Q1 2005.  Aside from the above noted four factors, total overheads for the three months, excluding the above noted four factors, was $577,613, which was approximately 40 percent more than the same period in 2005 ($409,122), due largely to increased remuneration and investor relations costs as a result of having additional senior staff.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; significant charges for mining costs, exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment income:

(1) mining in Q1 2006 $3,555,217 – as discussed in note 2 to the quarterly financial statements, the Company has adopted a new accounting standard that has resulted in expensing stripping costs;

(2) exploration expenditures in Q1/2006 $ 1,732,169, Q4/2005 $2,096,150, Q3/2005 $831,510, Q2/2005 $2,251,697, Q1/2005 $2,190,671, Q4/2004 $1,400,979,  Q3/2004 $837,547, Q2/2004 $3,733,654;

(3) stock-based compensation in Q1/2006 $ 309,122, Q4/2005 $510,118, Q3/2005 $299,393, Q2/2005 $268,094, Q1/2005 $466,565, Q4/2004 $552,516, Q3/2004 $520,812, Q2/2004 $496,113;

(4) investment income in Q1/2006 $ 166,457, Q4/2005 $191,450, Q3/2005 $89,529, Q2/2005 $84,216, Q1/2005 $44,692, Q4/2004 $374,642, Q3/2004 $404,967, Q2/2004 $(160,188).

Liquidity and Capital Resources

The Company’s cash at March 31, 2006 was US$9.5 million (Dec 31, 2005 – US$24.4 million).  These funds, together with anticipated cash flow from the Tabakoto Mine, and Cdn$10 million from a recently announced private placement should be sufficient for operating requirements until next year. Development capital will be required for the Bisha Project in Eritrea.

Contractual obligations:

Contractual Obligation	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Long-Term Liabilities	3,320,332	0	0	3,320,332	-
Operations Purchase Obligations	33,475,000	4,575,000	22,100,000	6,800,000	-
Total Contractual Obligations	36,795,332	4,575,000		10,120,332

The long-term liabilities relate principally to estimated asset retirement obligations for the Tabakoto Mine. Purchase obligations mainly relate to minimum supply contracts for energy and fuel for the Tabakoto Mine.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are normally diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The company estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames.

Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period ended March 31, 2006.  Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were effective at providing reasonable assurance that the year’s filings disclose all material information.

Changes in Accounting Policy
Except for the adoption of a new accounting standard for stripping costs, as more fully explained in note 2 to the March 31, 2006 financial statements, there have been no changes to accounting polices during the current fiscal period.

“John A. Clarke”

John A. Clarke

President & CEO

May 11, 2006